UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

On February 19, 2025, Cathay Securities, Inc. (“Cathay”), as the representative of the underwriters of the initial public offering of EPWK HOLDINGS LTD. (the “Company”), exercised its over-allotment option in full to purchase an additional 412,500 Class A ordinary shares of the Company at the public offering price of $4.10 per share (the “Option”). The closing for the sale of the over-allotment shares took place on February 21, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled $12,966,250.00, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025	EPWK HOLDINGS LTD.

	By:	/s/ Guohua Huang
Guohua Huang
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

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